UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES
EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 0-10943
RYAN’S RESTAURANT GROUP, INC.

(Exact name of registrant as specified in its charter)
405 Lancaster Avenue (29650)
P.O. Box 100
Greer, SC 29652
(864) 879-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
COMMON STOCK, PAR VALUE $1.00 PER SHARE,
COMMON STOCK PURCHASE RIGHTS (PURSUANT TO SHAREHOLDER
RIGHTS AGREEMENT DATED AS OF FEBRUARY 18, 2005, AS AMENDED)

(Title of each class of securities covered by this Form)
NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☑	Rule 12h-3(b)(1)(i) ☑
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☐
      Approximate number of holders of record as of the certificate or notice date: 1
      Effective November 1 2006, Ryan’s Restaurant Group, Inc. (“Ryan’s”) was acquired by Buffets, Inc. (“Buffets”) pursuant to a merger whereby a wholly-owned subsidiary of Buffets merged with and into Ryan’s. Pursuant to the merger, Ryan’s shareholders had their shares of Ryan’s common stock converted into the right to receive $16.25 per share. Accordingly, effective November 1 2006, and as of the date hereof, Buffets is the sole holder of record of common stock of Ryan’s.

      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Ryan’s, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 1, 2006	By:	/s/ R. Michael Andrews, Jr.

R. Michael Andrews, Jr.
Chief Executive Officer
Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall by typed or printed under the signature.